                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               Schlotzsky's, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   806832 10 1
------------------------------------------------------------------------------
                                 (CUSIP Number)



------------------------------------------------------------------------------


------------------------------------------------------------------------------




      Check the following box if a fee is being paid with this statement / /



















                       An Exhibit Index appears on Page 13

CUSIP No. 806832 10 1
-----------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons. S.S. or                          John M. Rosillo
         I.R.S. Identification Nos. of Above
         Persons
-----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                             (a)
                                                          -------------------------------------------------------------
                  Member of a Group (See Instructions)              (b)                                X
-----------------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization                       Spain
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         Number of Shares      (5)      Sole Voting                                                          1,075,073
         Beneficially Owned by          Power
         Each Reporting
         Person With
                              -----------------------------------------------------------------------------------------
                               (6)      Shared Voting                                                              -0-
                                        Power
                              -----------------------------------------------------------------------------------------
                               (7)      Sole                                                                 1,075,073
                                        Dispositive
                                        Power
                              -----------------------------------------------------------------------------------------
                               (8)      Shared                                                                     -0-
                                        Dispositive
                                        Power
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned                        1,075,073
         by Each Reporting Person
-----------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by                            19.5
         Amount in Row (9)
-----------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person (See                              IN
         Instructions)
-----------------------------------------------------------------------------------------------------------------------

CUSIP No. 806832 10 1
-----------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons. S.S. or                          Rosillo Family Trust
         I.R.S. Identification Nos. of Above
         Persons
-----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                             (a)
                                                          -------------------------------------------------------------
                  Member of a Group (See Instructions)              (b)                                X
-----------------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization                       Bahamas
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         Number of Shares      (5)      Sole Voting                                                          1,075,073
         Beneficially Owned by          Power
         Each Reporting
         Person With
                              -----------------------------------------------------------------------------------------
                               (6)      Shared Voting                                                              -0-
                                        Power
                              -----------------------------------------------------------------------------------------
                               (7)      Sole                                                                 1,075,073
                                        Dispositive
                                        Power
                              -----------------------------------------------------------------------------------------
                               (8)      Shared                                                                     -0-
                                        Dispositive
                                        Power
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned                        1,075,073
         by Each Reporting Person
-----------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by                            19.5
         Amount in Row (9)
-----------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person (See                              OO
         Instructions)
-----------------------------------------------------------------------------------------------------------------------

CUSIP No. 806832 10 1
-----------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons. S.S. or                          Allante Corp. N.V.
         I.R.S. Identification Nos. of Above
         Persons
-----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                             (a)
                                                          -------------------------------------------------------------
                  Member of a Group (See Instructions)              (b)                  X
-----------------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization                       Netherlands Antilles
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         Number of Shares      (5)      Sole Voting                                                            458,092
         Beneficially Owned by          Power
         Each Reporting
         Person With
                              -----------------------------------------------------------------------------------------
                               (6)      Shared Voting                                                              -0-
                                        Power
                              -----------------------------------------------------------------------------------------
                               (7)      Sole                                                                   458,092
                                        Dispositive
                                        Power
                              -----------------------------------------------------------------------------------------
                               (8)      Shared                                                                     -0-
                                        Dispositive
                                        Power
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned                        458,092
         by Each Reporting Person
-----------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by                            8.3
         Amount in Row (9)
-----------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person (See                              CO
         Instructions)
-----------------------------------------------------------------------------------------------------------------------

CUSIP No. 806832 10 1
-----------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons. S.S. or                          Getov Holding B.V.
         I.R.S. Identification Nos. of Above
         Persons
-----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                             (a)
                                                          -------------------------------------------------------------
                  Member of a Group (See Instructions)              (b)                  X
-----------------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization                       The Netherlands
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         Number of Shares      (5)      Sole Voting                                                            458,092
         Beneficially Owned by          Power
         Each Reporting
         Person With
                              -----------------------------------------------------------------------------------------
                               (6)      Shared Voting                                                              -0-
                                        Power
                              -----------------------------------------------------------------------------------------
                               (7)      Sole                                                                   458,092
                                        Dispositive
                                        Power
                              -----------------------------------------------------------------------------------------
                               (8)      Shared                                                                     -0-
                                        Dispositive
                                        Power
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned                        458,092
         by Each Reporting Person
-----------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by                            8.3
         Amount in Row (9)
-----------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person (See                              CO
         Instructions)
-----------------------------------------------------------------------------------------------------------------------

CUSIP No. 806832 10 1
-----------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons. S.S. or                          Brickel N.V.
         I.R.S. Identification Nos. of Above
         Persons
-----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                             (a)
                                                          -------------------------------------------------------------
                  Member of a Group (See Instructions)              (b)                  X
-----------------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization                       Netherlands Antilles
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         Number of Shares      (5)      Sole Voting                                                            616,981
         Beneficially Owned by          Power
         Each Reporting
         Person With
                              -----------------------------------------------------------------------------------------
                               (6)      Shared Voting                                                              -0-
                                        Power
                              -----------------------------------------------------------------------------------------
                               (7)      Sole                                                                   616,981
                                        Dispositive
                                        Power
                              -----------------------------------------------------------------------------------------
                               (8)      Shared                                                                     -0-
                                        Dispositive
                                        Power
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned                        616,981
         by Each Reporting Person
-----------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by                            11.2
         Amount in Row (9)
-----------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person (See                              CO
         Instructions)
-----------------------------------------------------------------------------------------------------------------------

CUSIP No. 806832 10 1
-----------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons. S.S. or                          Buxtehude Holding B.V.
         I.R.S. Identification Nos. of Above
         Persons
-----------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                             (a)
                                                          -------------------------------------------------------------
                  Member of a Group (See Instructions)              (b)                   X
-----------------------------------------------------------------------------------------------------------------------
         (3)      SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization                       The Netherlands
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         Number of Shares      (5)      Sole Voting                                                            616,981
         Beneficially Owned by          Power
         Each Reporting
         Person With
                              -----------------------------------------------------------------------------------------
                               (6)      Shared Voting                                                              -0-
                                        Power
                              -----------------------------------------------------------------------------------------
                               (7)      Sole                                                                   616,981
                                        Dispositive
                                        Power
                              -----------------------------------------------------------------------------------------
                               (8)      Shared                                                                     -0-
                                        Dispositive
                                        Power
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned                        616,981
         by Each Reporting Person
-----------------------------------------------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in
         Row (9) Excludes Certain Shares (See
         Instructions)
-----------------------------------------------------------------------------------------------------------------------
(11)     Percent of Class Represented by                            11.2
         Amount in Row (9)
-----------------------------------------------------------------------------------------------------------------------
(12)     Type of Reporting Person (See                              CO
         Instructions)
-----------------------------------------------------------------------------------------------------------------------

ITEM 1(A).  NAME OF ISSUER

   Schlotzsky's, Inc., a Texas corporation (the "Company").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at 200 West Fourth Street, Austin, Texas 78701.

ITEM 2(A). NAME OF PERSONS FILING

   This statement is filed on behalf of the following persons:

                   John M. Rosillo
                   The Rosillo Family Trust
                   Allante Corp. N.V.
                   Getov Holding B.V.
                   Brickel N.V.
                   Buxtehude Holding B.V.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   The address of the principal business office of each of the reporting persons is Leidseplein 29, 1017 PS, Amsterdam, The Netherlands.

ITEM 2(C). CITIZENSHIP

   Mr. Rosillo is a Spanish citizen. The Rosillo Family Trust is a Bahamian trust. Each of Allante N.V. and Brickel N.V. is a Netherlands Antilles corporation, and each of Getov B.V. and Buxtehude Holding B.V. is incorporated in The Netherlands.

ITEM 2(D). TITLE OF CLASS OF SECURITIES

   This statement relates to shares of the Common Stock, No Par Value ("Common Stock") of the Company.

ITEM 2(E). CUSIP NO.

   The CUSIP number is 806832 10 1.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A

   Not Applicable.

ITEM 4. OWNERSHIP

John M. Rosillo

(a) Amount Beneficially Owned: 1,075,073
(b) Percent of Class: 19.5
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote: 1,075,073
    (ii)      shared power to vote or to direct the vote: -0-
    (iii)     sole power to dispose or to direct the disposition of: 1,075,073
    (iv)      shared power to dispose or to direct the disposition of: -0-

Rosillo Family Trust

(a) Amount Beneficially Owned: 1,075,073
(b) Percent of Class: 19.5
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote: 1,075,073
    (ii)      shared power to vote or to direct the vote: -0-
    (iii)     sole power to dispose or to direct the disposition of: 1,075,073
    (iv)      shared power to dispose or to direct the disposition of: -0-

Allante Corp. N.V.

(a) Amount Beneficially Owned: 458,092
(b) Percent of Class: 8.3
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote: 458,092
    (ii)      shared power to vote or to direct the vote: -0-
    (iii)     sole power to dispose or to direct the disposition of: 458,092
    (iv)      shared power to dispose or to direct the disposition of: -0-

Getov Holding B.V.

(a) Amount Beneficially Owned: 458,092
(b) Percent of Class: 8.3
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote: 458,092
    (ii)      shared power to vote or to direct the vote: -0-
    (iii)     sole power to dispose or to direct the disposition of: 458,092
    (iv)      shared power to dispose or to direct the disposition of: -0-

Brickel N.V.

(a) Amount Beneficially Owned: 616,981
(b) Percent of Class: 11.2
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote: 616,981
    (ii)      shared power to vote or to direct the vote: -0-
    (iii)     sole power to dispose or to direct the disposition of: 616,981
    (iv)      shared power to dispose or to direct the disposition of: -0-

Buxtehude Holding B.V.

(a) Amount Beneficially Owned: 616,981
(b) Percent of Class: 11.2
(c) Number of shares as to which such person has:
    (i)   sole power to vote or to direct the vote: 616,981
    (ii)      shared power to vote or to direct the vote: -0-
    (iii)     sole power to dispose or to direct the disposition of: 616,981
    (iv)      shared power to dispose or to direct the disposition of: -0-

   Getov Holding B.V. ("Getov") owns 458,092 shares of Common Stock, representing approximately 8.3% of the outstanding Common Stock of the Company.

   Allante Corp. N.V. ("Allante") owns 100% of the outstanding capital stock of Getov, and may be considered to be the beneficial owner of the Common Stock owned beneficially or of record by Getov, representing approximately 8.3% of the outstanding Common Stock of the Company.

   Buxtehude Holding B.V. ("Buxtehude") owns 512,819 shares of Common Stock directly and holds options to purchase an additional 104,162 shares, for an aggregate beneficial ownership of approximately 11.2% of the Common Stock. The options held by Buxtehude cover 62,500 shares at an exercise price of $2.50 per share and 41,662 shares at an exercise price of $3.00 per share; all of such options are exercisable immediately and expire on March 15, 1997.

   Brickel N.V. ("Brickel") owns 100% of the outstanding capital stock of Buxtehude, and may be considered to be the beneficial owner of the Common Stock owned beneficially or of record by Buxtehude, representing approximately 11.2% of the outstanding Common Stock of the Company.

   The Rosillo Family Trust (the "Trust") owns 100% of the outstanding capital stock of each of Allante and Brickel, and may be considered to be the beneficial owner of the Common Stock owned beneficially or of record by Allante, Getov, Brickel and Buxtehude, which in the aggregate represents approximately 19.5% of the outstanding Common Stock of the Company.

   Mr. Rosillo, as Protector of the Trust and as managing director of each of Allante, Getov, Brickel and Buxtehude, has the power to direct the voting and disposition of the assets of the Trust, and may be regarded as the beneficial owner of the Common Stock owned beneficially or of record by the Trust, Allante, Getov, Brickel and Buxtehude, which in the aggregate represents approximately 19.5% of the outstanding Common Stock of the Company.

   Each of the above persons may be considered to have sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposition of, the shares of Common Stock beneficially owned by such person. Mr. Rosillo disclaims beneficial ownership of any shares owned beneficially or of record by the Rosillo Trust, Allante, Brickel, Getov or Buxtehude. Each of Allante and Getov disclaims beneficial ownership of any shares owned beneficially or of record by Brickel or Buxtehude. Each of Brickel and Buxtehude disclaims beneficial ownership of any shares owned beneficially or of record by Allante or Getov.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Due to the relationships between Mr. Rosillo and the Trust, Allante, Brickel, Getov and Buxtehude, they may be considered to be a "group" for purposes of
Section 13.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

MATERIAL TO BE FILED AS EXHIBITS

The following items are filed as exhibits hereto:

Exhibit 1: Identification of Members of Group.
Exhibit 2: Agreement Relating to Filing of Joint Acquisition Statement.

                                   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:                                                        Date:


/s/ John M. Rosillo                                         February 12, 1997
------------------------------
John M. Rosillo
The Rosillo Family Trust



By:               /s/ John M. Rosillo                       February 12, 1997
    ------------------------------------
        John M. Rosillo, Protector
Allante Corp. N.V.



By:               /s/ John M. Rosillo                       February 12, 1997
    ---------------------------------------
         John M. Rosillo, Managing Director
Getov Holding B.V.



By:               /s/ John M. Rosillo                       February 12, 1997
    ----------------------------------------
         John M. Rosillo, Managing Director
Brickel N.V.



By:               /s/ John M. Rosillo                       February 12, 1997
    ----------------------------------------
         John M. Rosillo, Managing Director
Buxtehude Holding B.V.



By:               /s/ John M. Rosillo                       February 12, 1997
    ----------------------------------------
         John M. Rosillo, Managing Director

                            EXHIBITS TO SCHEDULE 13G



Exhibit

Exhibit 1:  Identification of Members of Group

Exhibit 2:  Agreement Relating to Filing of
               Joint Acquisition Statement